FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- Performance Share Plan	4

In accordance with Article 21 of Royal Decree 377/1991 of March 15th, and Article 82 of the Spanish Stock Market Act, (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby reports the following

SIGNIFICANT NOTICE

On November 28th, 2007, the Board of Directors of Telefónica, S.A., in accordance with the Performance Share Plan 2006 authorised by the Annual General Shareholders' Meeting of the Company held on June 21st, 2006 and notified on November 13th, 2006 resolved, subject to the report of the Nominating, Compensation, and Corporate Governance Committee, to allocate the shares corresponding to the second cycle of that Plan to the Executive Directors and Executives Officers of the Company in accordance with the attached breakdown.

Madrid, December 5th, 2007.

Communication of remuneration plans for

Directors or Executive Officers granted by listed companies (CNMV Circular 4/2000)

LIST OF DIRECTORS AND EXECUTIVE OFFICERS WHO ARE BENEFICIARIES OF THE PLAN

I.- Executive Directors.

First name and surname	Maximum number of shares allotted	Percentage of share capital
César Alierta Izuel	116,239	0.0024%
José María Álvarez-Pallete López	53,204	0.0011%
Peter Erskine	151,863	0.0032%
Julio Linares López	57,437	0.0012%
Antonio Viana-Baptista	53,204	0.0011%

II.- Executive Officers.

First name and surname	Maximum number of shares allotted	Percentage of share capital
Luis Abril Pérez	31,274	0.0007%
Santiago Fernández Valbuena	53,204	0.0011%
Calixto Ríos Pérez	15,671	0.0003%
Ramiro Sánchez de Lerín García-Ovies	30,762	0.0006%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 5th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors